Filed Pursuant to Rule 424(b)(3)

Registration No. 333-253295

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 5 DATED JANUARY 21, 2022

TO THE PROSPECTUS DATED NOVEMBER 1, 2021

We are providing this Supplement No. 5 to you in order to supplement our prospectus dated November 1, 2021 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares, you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is to disclose the following:

•	to disclose the adjusted per share public offering price for each class of our shares;
•	to disclose information about our distributions;
•	to disclose the Company's net asset value for the month ended December 31, 2021;
•	to disclose certain return information for all outstanding classes of shares; and
•	to disclose an update to our portfolio.

Public Offering Price Adjustment

On January 21, 2022, the board of directors (the “Board”) approved the new per share public offering price for each share class in this offering. The new public offering prices will be effective as of January 21, 2022 and will be used for the Company’s next monthly closing for subscriptions on January 28, 2022. As of the date of this supplement, all references throughout the Prospectus to the per share public offering price for each share class available in this offering are hereby updated to reflect the new per share public offering prices stated in the table below. The purchase price for Class A, Class T, Class D, and Class I shares purchased under our distribution reinvestment plan will be equal to the net asset value per share as of December 31, 2021. The following table provides the new public offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in this offering:

	Class A	Class T	Class D	Class I
Public Offering Price, Per Share	$33.64	$32.19	$30.35	$31.18
Selling Commissions, Per Share	$2.02	$0.97
Dealer Manager Fees, Per Share	$0.84	$0.56

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650.

Declaration of Distributions

The following table supplements the section entitled “Distribution Policy” which begins on page 51 of this Prospectus. On January 21, 2022, the Board declared cash distributions on the outstanding shares of all classes of our common shares based on a monthly record date, as set forth below:

Distribution Record Date	Distribution Payment Date	Declared Distribution Per Share for Each Share Class
		Class FA	Class A	Class T	Class D	Class I	Class S
February 25, 2022	March 10, 2022	$0.104167	$0.104167	$0.083333	$0.093750	$0.104167	$0.104167

Determination of Net Asset Value for Outstanding Shares for the month ended December 31, 2021

On January 21, 2022, the Board determined the Company’s net asset value per share for each share class in a manner consistent with the Company’s valuation policy, as described under “Determination of Net Asset Value” in this Prospectus. This table provides the Company’s aggregate net asset value and net asset value per share for its Class FA, Class A, Class T, Class D, Class I, and Class S shares as of December 31, 2021:

Month Ended December 31, 2021	Class FA	Class A	Class T	Class D	Class I	Class S	Total
Net Asset Value	$148,716,308	$44,957,765	$49,328,483	$30,606,947	$168,704,080	$57,995,414	$500,308,997
Number of Outstanding Shares	4,558,900	1,460,512	1,609,088	1,008,619	5,409,833	1,766,079	15,813,031
Net Asset Value, Per Share	$32.62	$30.78	$30.66	$30.35	$31.18	$32.84
Net Asset Value, Per Share Prior Month	$32.64	$30.95	$30.67	$30.34	$31.34	$32.85
Increase in Net Asset Value, Per Share from Prior Month	$(0.02)	$(0.17)	$(0.01)	$0.01	$(0.16)	$(0.01)

The change in the Company’s net asset value per share for each applicable share class for the month ended December 31, 2021 was primarily driven by the decrease in the fair value of six of the Company’s portfolio company investments and the increase in the fair value of two of the Company’s portfolio company investments. The fair value of two of the Company’s portfolio company investments did not change.

Return Information

The following table illustrates year-to-date (“YTD”), trailing 12 months (“1-Year Return”), 3-Year Return, 3-Year Average Annual Return (“AAR”), and cumulative total returns through December 31, 2021, with and without upfront sales load, as applicable:

	YTD Return(1)	1-Year Return(2)	3-Year Return(3)	3-Year AAR(3)	Cumulative Total Return(4)	Cumulative Return Period
Class FA (no sales load)	12.9%	12.9%	38.6%	12.9%	53.7%	February 7, 2018 - December 31, 2021
Class FA (with sales load)	5.6%	5.6%	29.6%	9.9%	43.7%	February 7, 2018 - December 31, 2021
Class A (no sales load)	11.5%	11.5%	33.1%	11.0%	45.8%	April 10, 2018 - December 31, 2021
Class A (with sales load)	2.0%	2.0%	21.8%	7.3%	33.4%	April 10, 2018 - December 31, 2021
Class I	11.8%	11.8%	34.1%	11.4%	47.4%	April 10, 2018 - December 31, 2021
Class T (no sales load)	10.5%	10.5%	28.6%	9.5%	38.8%	May 25, 2018 - December 31, 2021
Class T (with sales load)	5.3%	5.3%	22.5%	7.5%	32.2%	May 25, 2018 - December 31, 2021
Class D	11.6%	11.6%	30.8%	10.3%	38.9%	June 26, 2018 - December 31, 2021
Class S (no sales load)	13.5%	13.5%	N/A	N/A	28.1%	March 31, 2020 - December 31, 2021
Class S (with sales load)	9.6%	9.6%	N/A	N/A	23.6%	March 31, 2020 - December 31, 2021

(1) For the period from January 1, 2021 to December 31, 2021.

(2) For the period from January 1, 2021 to December 31, 2021.

(3) For the period from January 1, 2019 to December 31, 2021. The AAR adds the annual return for each of the last three years together and divides the sum by three.

(4) For the period from the date the first share was issued for each respective share class to December 31, 2021.

Total return is calculated for each share class as the change in the net asset value for such share class during the period and assuming all distributions are reinvested. Amounts are not annualized. The Company’s performance changes over time and currently may be different than that shown above. Past performance is no guarantee of future results. For details regarding applicable sales load, please see the “Plan of Distribution” section in the Company’s Prospectus. Class I and D have no upfront sales load.

For the year to date period ended December 31, 2021, sources of declared distributions on a GAAP basis were as follows:

	Year Ended December 31, 2021
	Amount	% of Total Distributions Declared
Net investment income[1]	$10,092,849	65.2%
Distributions in excess of net investment income[2]	5,396,235	34.8%
Total distributions declared	$15,489,084	100.0%

Cash distributions net of distributions reinvested during the periods presented were funded from the following sources:

	Year Ended December 31, 2021
	Amount	% of Cash Distributions Net of Distributions Reinvested
Net investment income before expense support (reimbursement)	$11,923,769	107.8%
Expense support (reimbursement)	(1,830,920)	(16.6)%
Net investment income	10,092,849	91.3%
Cash distributions net of distributions reinvested in excess of net investment income[2]	967,436	8.7%
Cash distributions net of distributions reinvested[3]	$11,060,285	100.0%

1 Net investment income includes expense support reimbursement, net due to the Manager and Sub-Manager of $1,830,920 for the year ended December 31, 2021.

2 Consists of distributions made from offering proceeds for the periods presented.

3 For the year ended December 31, 2021, excludes $4,428,799 of distributions reinvested pursuant to our distribution reinvestment plan.

For the years ended December 31, 2021, 2020, 2019 and 2018, distributions were paid from multiple sources and these sources included net investment income before expense support of 65.2%, 42.3%, 61.7% and 85.2%, reimbursable expense support of 0.0%, 33.2%, 23.5% and 11.1%, and offering proceeds of 34.8%, 24.5%, 14.8% and 3.7%, respectively. For additional information regarding sources of distributions, please see the annual and quarterly reports the Company files with the Securities and Exchange Commission. The Company may be required to repay expense support to the Manager and Sub-Manager in future periods which may reduce future income available for distributions. As of the date of this supplement, management believes that reimbursement of expense support is not probable under the terms of the Expense Support and Conditional Reimbursement Agreement.  We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650. The calculation of the Company’s net asset value is a calculation of fair value of the Company’s assets less the Company’s outstanding liabilities. For a discussion of how the fair values of the Company's investments have been impacted by the COVID-19 pandemic, please see “Factors Impacting Our Operating Results – COVID-19” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” excerpted from the Company’s quarterly report on Form 10-Q for the three months ended September 30, 2021 and included in our Prospectus. Please also see “Risk Factors” related to COVID-19 included in our Prospectus.

Our Portfolio

The following disclosure is added as a new paragraph under the sub-section entitled “Milton Industries” under the section “Our Portfolio” which first appears on page 95 of the Prospectus.

In December 2021, Milton acquired Global-Flex, a manufacturer of hose assemblies, rubber expansion and metal expansion joints, “PTFE” products and pump connectors. This acquisition furthers Milton’s strategy of both growing organically and through M&A.

The following disclosure is added as a new paragraph under the sub-section entitled “Blue Ridge ESOP Associates” under the section “Our Portfolio” which first appears on page 97 of the Prospectus.

In December 2021, Blue Ridge acquired a California based provider of outsourced 401(k), defined benefit and cash balance plan administration services. This acquisition furthers Blue Ridge’s strategy of both growing organically and through M&A.

The following is added under the section “Our Portfolio— Summarized Portfolio Company Financial Statement Information” which first appears on Page 99 of the Prospectus.

The following tables present unaudited summarized operating data for Clarion for the nine months ended September 30, 2021 and 2020, and the year ended December 31, 2020, and unaudited summarized balance sheet data as of September 30, 2021 and December 31, 2020:

Summarized Operating Data (Unaudited)

	Nine Months Ended September 30,		Year Ended December 31,
	2021	2020	2020
Revenues	$9,385,300	$7,180,567	$9,909,308
Expenses	(5,549,260)	(4,769,732)	(6,576,727)
Net income	$3,836,040	$2,410,835	$3,332,581

Summarized Balance Sheet Data (Unaudited)

	September 30, 2021	December 31, 2020
Current assets	$3,784,520	$2,672,238
Non-current assets	16,795,208	16,780,290
Current liabilities	1,951,069	1,962,896
Non-current liabilities	4,926,644	5,898,657
Stockholders’ equity	13,702,015	11,590,975

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